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                             March 9, 2023

       Aslo Taylor
       CEO
       Get Real USA, Inc.
       38276 Pine Creek Place
       Murrieta, CA 92562

                                                        Re: Get Real USA, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed February 24,
2023
                                                            File No. 024-12165

       Dear Aslo Taylor:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Mateo at 202-551-3465 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Finance
       cc:                                              William B. Barnett,
Esq.